SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Private Investments Fund

(Name of Subject Company (Issuer))

BlackRock Private Investments Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share

(Title of Class of Securities)

Institutional Shares – 09260N105

Class D Shares – 09260N303

Class S Shares – 09260N402

Class T Shares – 09260N501

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Private Investments Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

April 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by BlackRock Private Investments Fund, a Delaware statutory trust (the “Trust”), on April 30, 2026 (the “Schedule TO”) and relates to the Trust’s offer to purchase up to 5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (including Institutional, Class D, Class S and Class T common shares, the “Shares”), as of March 31, 2026, in exchange for cash at a price equal to the net asset value (“NAV”) per Share determined as of June 30, 2026, or a later date determined by the Trust if the Offer is extended (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2026 (the “Original Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO, and in the Supplement No. 1 to the Offer to Purchase, dated May 11, 2026 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as an exhibit to this Amendment.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 6 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 3, “Plans or Proposals of the Trust,” of the Offer to Purchase, is hereby amended and supplemented with the following information:

On May 7, 2026, the Board of Trustees of the Trust (the “Board” and each member thereof, a “Trustee”) approved the nomination of seven nominees (the “Board Nominees”) for election to the Board at a special meeting of shareholders of the Trust scheduled to be held on July 22, 2026 (the “Shareholder Meeting”). Two of the Board Nominees are current Trustees of the Trust who were previously appointed to the Board. The remaining five Board Nominees have been proposed to be added to the Board to align the composition of the Board with the boards of directors/trustees of the other closed-end funds in the BlackRock Fixed-Income Complex. If all of the Board Nominees are elected by shareholders, the Board will consist of nine members.

Item 11.	Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares

Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 10, “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares,” of the Offer to Purchase, is hereby amended and supplemented with the following information:

On May 7, 2026, the Board, including a majority of the Trustees who are not “interested persons” of the Trust within the meaning of the Investment Company Act of 1940, as amended, approved a Second Amended and Restated Investment Management Agreement by and between the Trust and BlackRock Advisors, LLC, effective as of August 1, 2026 (the “Amended Investment Management Agreement”). The Amended Investment Management Agreement reduces the management fee payable by the Trust to the Investment Advisor from an annual rate of 1.75% of the Trust’s net assets determined monthly to an annual rate of 1.50% of the Trust’s net assets determined monthly. The Amended Investment Management Agreement does not reduce or modify the nature or level of services provided by the Investment Advisor to the Trust. Accordingly, effective as of August 1, 2026, the management fee payable by the Trust will be the contractual management fee rate of 1.50% under the Amended Investment Management Agreement.

Item 12(a).	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(vi) Supplement No. 1 to the Offer to Purchase, dated May 11, 2026, is filed herewith.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Private Investments Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: May 11, 2026

Exhibit Index

(a)(1)(vi)	Supplement No. 1 to the Offer to Purchase

Filing Fee Exhibit.